UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER

SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-01100

Hawthorne Financial Corporation

(Exact name of registrant as specified in its charter)

2381 Rosecrans Avenue, 2nd Floor, El Segundo, California 90245 (310) 725-5631

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to an Agreement and Plan of Merger, dated January 27, 2004 among Commercial Capital Bancorp, Inc., a Nevada corporation (“CCBI”), CCBI Acquisition Corp., a Delaware corporation and wholly owned subsidiary of CCBI (“CCBI Acquisition Corp.”), and Hawthorne Financial Corporation, a Delaware corporation (“Hawthorne”), each outstanding share of Hawthorne’s common stock, par value $0.01 per share, was converted into 1.9333 shares of CCBI common stock, par value $0.001 per share, effective June 4, 2004.

Pursuant to the requirements of the Securities Exchange Act of 1934, CCBI as the successor to Hawthorne pursuant to Hawthorne’s merger with and into CCBI Acquisition Corp. and CCBI Acquisition Corp’s subsequent merger with and into CCBI, CCBI has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Commercial Capital Bancorp Inc.

Date: June 4, 2004	By:	/s/ Stephen H. Gordon
Stephen H. Gordon
Chairman and Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.